UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC File Number 000-21329
CUSIP Number 872449103

NOTIFICATION OF LATE FILING

(Check one):         ☑ Form 10-K       ☐  Form 20-F        ☐  Form 11-K       ☐  Form 10-Q       ☐  Form 10-D       ☐ Form N-SAR    ☐  Form N-CSR

                                For Period Ended:  December 31, 2011

                                ☐  Transition Report on Form 10-K

                                ☐  Transition Report on Form 20-F

                                ☐  Transition Report on Form 11-K

                                ☐  Transition Report on Form 10-Q

                                ☐  Transition Report on Form N-SAR

                                For Transition Period Ended:_____________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TIB Financial Corp.

_________________________________________________________________________________________

Full Name of Registrant

Not Applicable

_________________________________________________________________________________________

Former Name if Applicable

599 9th Street North, Suite 101

_________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Naples, Florida 34102-5624

_________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TIB Financial Corp., a Florida Corporation (the “Company”), has determined that it will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) by March 30, 2012, without unreasonable effort or expense due to the discovery on March 29, 2012 of a computational error relating to data inputs affecting the recording of income from investments reported under the equity method in the Company's financial results for the fourth quarter of 2011.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Christopher G. Marshall (Name)	(704) (Area Code)	554-5901 (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                                                                                          ☑ Yes          ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                          ☑ Yes          ☐ No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s Form 10-K is not yet complete as a result of the computational error described in Part III above, the Company expects that its results of operations for the fiscal year ended December 31, 2011 will be significantly different than its results for the comparable year ended December 31, 2010.

The Company, headquartered in Naples, Florida, is a majority-owned subsidiary of CBF.

On September 30, 2010, the Company completed the issuance and sale of 7.0 million shares of its common stock and 70,000 shares of Series B Preferred Stock to CBF for approximately $175.0 million in consideration (“CBF Investment”). CBF is a bank holding company formed with the goal of creating a regional banking franchise in the southeastern region of the United States through organic growth and acquisition of other banks, including failed, underperforming and undercapitalized banks. CBF is the controlling owner of Capital Bank, NA, a $6.6 billion bank with 143 branches in Florida, North Carolina, South Carolina, Tennessee and Virginia.

On April 29, 2011, TIB Bank, which was formerly a wholly-owned subsidiary of the Company, merged (the “Merger”) with and into Capital Bank, NA, a national banking association and subsidiary of CBF, with Capital Bank, NA as the surviving entity. CBF is the owner of approximately 94% of the Company’s common stock, approximately 90% of Green Bankshares, Inc. common stock and approximately 83% of Capital Bank Corporation’s common stock.

Financial results for 2011 and for the three months ended December 31, 2010 were significantly impacted by the controlling investment in the Company by CBF. As a result of the CBF Investment, CBF now owns 94% of the voting securities of the Company and followed the acquisition method of accounting and applied “acquisition accounting.” Acquisition accounting requires that the assets purchased, the liabilities assumed, and non-controlling interests all be reported in the acquirer’s financial statements at their fair value, with any excess of purchase consideration over the net assets being reported as goodwill. As part of the valuation, intangible assets were identified and a fair value was determined as required by the accounting guidance for business combinations. Accounting guidance also allows the application of “push down accounting,” whereby the adjustments of assets and liabilities to fair value and the resultant goodwill are shown in the financial statements of the acquiree. Balances and activity in the Company’s consolidated financial statements prior to the CBF Investment will be labeled with “Predecessor Company” while balances and activity subsequent to the CBF Investment will be labeled with “Successor Company.”

Due to the difference in lengths of reporting periods, the operating results for the year ended December 31, 2011 and the three months ended December 31, 2010 are generally not comparable to the operations in the nine months ended September 30, 2010. Due to the Merger discussed above, the resulting deconsolidation of TIB Bank on April 29, 2011 and the application of push down accounting, the operating results of the Successor Company is not comparable to that of the Predecessor Company.

The Successor Company net income of $560,000 reported in the three month period ended December 31, 2010 was primarily due to net interest income of $12.4 million and non-interest income of $2.7 million offset partially by noninterest expenses of $13.9 million. The loss available to common shareholders reported in the nine months ended September 30, 2010 of $30.5 million was primarily due to a $29.7 million provision for loan losses and $21.7 million in foreclosed asset related expenses partially offset by a $24.3 million gain on retirement of Series A preferred stock.

The Successor Company net income available to common shareholders reported for the year ended December 31, 2011 was primarily due to equity method investment income in Capital Bank NA, the Company’s primary asset in the successor period subsequent to the Merger and deconsolidation of TIB Bank on April 29, 2011. The Company is not currently able to reasonably estimate the amount of net income available to common shareholders during this period due to the computational error described above.

Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Any or all of our forward-looking statements in this document may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. The Company based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to, statements regarding:

•         changes in general economic and financial market conditions;

•         changes in the regulatory environment;

•         economic conditions generally and in the financial services industry;

•         changes in the economy affecting real estate values;

•         our ability to achieve loan and deposit growth;

•         the completion of the proposed merger with our controlling shareholder, Capital Bank Financial Corp.;

•         the completion of our future acquisitions or business combinations and our ability to integrate the acquired business into our business model;

•         projected population and income growth in our targeted market areas; and

•         volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans.

All forward-looking statements are necessarily only estimates of future results, and actual results may differ materially from expectations. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. You should, however, review the risk factors we describe in the reports we have filed and will file from time to time with the Securities and Exchange Commission after the date of this report.

TIB Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By: /s/ Christopher G. Marshall Name: Christopher G. Marshall Title: Chief Financial Officer